

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Dennis P. Calvert
President and Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

> **Re: BioLargo, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2020**
> **File No. 000-19709**

Dear Mr. Calvert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher A. Wilson, Esq.